FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Sondra Magness	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
650.628.2088	650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2005

Second Quarter EPS Increased 30% Year over Year

REDWOOD CITY, Calif., – July 19, 2005 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ended June 30, 2005.

Financial Highlights for the Second Quarter of 2005:

—	Revenues: $144.6 million, an increase of 14% compared to $126.9 million in the second quarter of 2004.
—	Net Income: $78.0 million, an increase of 23% compared to $63.3 million in the second quarter of 2004. Net income excluding acquisition related charges[1] was $79.8 million, an increase of 21% compared to $65.9 million in the second quarter of 2004.
—	Earnings per Diluted Share: $0.31, an increase of 30% compared to $0.24 in the second quarter of 2004. EPS excluding net acquisition related charges was $0.32, an increase of 28% compared to $0.25 in the second quarter of 2004.
—	Deferred Revenues: increased by $4.0 million to a record $154.2 million.
—	Share Repurchase Program: During the second quarter of 2005, Check Point purchased 4.7 million shares at a total cost of close to $103 million.

        “We are pleased with our second quarter results, which showed growth in profits and revenues from both existing and newly announced product lines. We have also seen an increase in the large deals we won during the quarter, including a few multi-year, multi-million dollar licensing deals,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “Additionally, Q2 marked a major milestone in Check Point history with the introduction of the NGX platform; the industry’s only unified security architecture. As IT security remains a global focus, Check Point NGX is resonating in the marketplace because it unifies broad, intelligent security and delivers cost savings, reduced complexity and deployment adaptability to businesses of all sizes.”

1 “Acquisition related charges” refer to the impact of the amortization of intangible assets and stock-based compensation resulting from the acquisition of Zone Labs Inc., in March 2004.

Business Highlights and Introductions during the Second Quarter Include:

—	Introduced NGX™ Platform – Industry’s only Unified Security Architecture – the NGX platform is a major upgrade to Check Point’s core technology. It is the unified security platform for perimeter, internal and Web security solutions enabling enterprises of all sizes to reduce the cost and complexity of security and ensure that their security systems can be easily extended to adapt to new and evolving threats.

—	Hosted Successful Check Point Experience™ events for Partners and Customers – held two major business and networking events to educate over 1,700 partners and customers on Check Point solutions. Participants benefited from valuable technology and market information via presentations, technical and business-focused tracks and product demonstrations provided by Check Point and its partners.

—	Introduced Check Point Express CI™Unified Threat Management (UTM) for Medium Business – an easy to deploy and manage platform that comprises multiple vital security features a mid-sized business needs, including: firewall, VPN, intrusion prevention, and integrated antivirus protection.

—	Introduced Check Point VPN-1® Edge™ W Wireless Security Appliance for Branch Offices – a series of enterprise-level VPN/firewall wireless security appliances for remote site business locations, branch offices and partner sites. Provides flexible high-speed wireless access, unmatched security protection, simple and scalable management and business continuity.

—	Achieved Industry Leader Position in METAspectrumSM Report
Check Point was ranked as a market leader in META Group’s METAspectrum report on Network Intrusion Control Systems. Of 12 vendors, Check Point ranked the highest for “performance” – a category that takes into account the company’s technology, services pricing and financial standing.

List of Awards in the Second Quarter:

—	SC Magazine Global Awards 2005 (UK) –The 2005 SC MagazineGlobal Awards Program reviewed over 1,000 security product and service nominations across 35 security-related categories and the publication’s panel of judges voted on the best for 2005. Among others, Check Point products won Best Enterprise Security Solution for Integrity and Best SOHO Security Solution for ZoneAlarm Security Suite.

—	VARBusiness Magazine’sMidmarket “Products of the Year”2005 for Check Point Express CI™ – Editors evaluated more than 400 nominated products to determine which products and services were best for midmarket customers with 100 to 999 employees.

—	eWEEK Excellence Awards for Integrity 5.0 – recognized in the area of Vulnerability Assessment and Remediation. The eWEEK Excellence Awards recognize vendors that meet today’s rigorous enterprise IT demands.

—	PC World 2005 World Class Awards for ZoneAlarm® Antivirus – honored in the Antivirus and Firewall Software category.

—	Computerworld Hong Kong Best Firewall Award for VPN-1®/FireWall-1® – award based solely on votes it receives from readers.

Shwed continued, “We have embarked on a major initiative with NGX, and in Q3, we will remain focused on one thing: execution. We anticipate the delivery of new NGX-based versions of our security products in the perimeter, internal, Web and endpoint product categories as we continue architecting a secure future for our customers.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 19, 2005 at 8:30 AM ET/5:30 AM PT. A replay of the conference call will be available through August 2, 2005 at the Company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 6235460.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s anticipated delivery of new NGX-based security products. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: timely availability and customer acceptance of Check Point’s new NGX-based products and other products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the worldwide leader in securing the Internet. It is the market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is one of the most trusted brands in Internet security, creating award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries.

©2003-2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$71,248	$67,899	$136,770	$130,908
Software subscriptions	58,892	48,681	117,339	92,694

Total product and license revenues	130,140	116,580	254,109	223,602
Services	14,423	10,339	28,115	19,379

Total revenues	144,563	126,919	282,224	242,981

Operating expenses:
Cost of revenues	6,505	6,443	12,057	11,377
Research and development	11,880	10,844	24,656	19,506
Selling and marketing	36,905	34,417	70,966	63,015
General and administrative	6,013	6,474	12,261	11,324
Amortization of intangible assets and
deferred stock compensation	2,353	3,144	4,978	3,144
Acquired in-process R&D	-	-	-	23,098

Total operating expenses	63,656	61,322	124,918	131,464

Operating income	80,907	65,597	157,306	111,517
Financial income, net	13,468	10,579	25,869	21,348

Income before income taxes	94,375	76,176	183,175	132,865
Income taxes	16,378	12,913	31,472	27,674

Net income	$77,997	$63,263	$151,703	$105,191

Net income excluding in-process R&D and amortization
of intangible assets and deferred stock compensation	$79,808	$65,865	$155,598	$130,891

Earnings per share (basic)	$0.32	$0.25	$0.61	$0.42

Number of shares used in computing earnings per
share (basic)	245,398	254,778	246,674	252,484

Earnings per share (fully diluted)	$0.31	$0.24	$0.60	$0.40

Earnings per share (fully diluted) excluding
in-process R&D and amortization of intangible assets
and deferred stock compensation	$0.32	$0.25	$0.61	$0.50

Number of shares used in computing earnings per
share (fully diluted)	252,179	266,800	254,165	263,315

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	June 30, 2005	December 31, 2004
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$127,532	$157,655
Marketable securities and deposits	898,420	796,588
Trade receivables, net	89,289	96,006
Other receivables and prepaid expenses	23,571	20,517

Total current assets	1,138,812	1,070,766

Long-term assets:
Long-term investments	599,811	623,912
Property and equipment, net	7,699	8,144
Intangible assets	23,036	25,857
Goodwill	175,536	175,536
Deferred income taxes, net	7,108	8,439

Total long-term assets	813,190	841,888

Total assets	$1,952,002	$1,912,654

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$154,204	$141,114
Trade payables and other accrued liabilities	137,640	137,932

Total current liabilities	291,844	279,046

Accrued severance pay, net	3,242	2,784

Total liabilities	295,086	281,830

Shareholders' Equity:
Share capital	774	771
Additional paid-in capital	379,336	369,452
Deferred stock based compensation	(4,944)	(10,342)
Treasury shares	(368,298)	(244,586)
Retained earnings	1,650,048	1,515,529

Total shareholders' equity	1,656,916	1,630,824

Total liabilities and shareholders' equity	$1,952,002	$1,912,654

Total cash and cash equivalents, deposits and
marketable securities	1,624,899	1,577,291

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	77,997	63,263	151,703	105,191
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,320	1,424	2,625	2,681
Decrease (increase) in trade and other receivables, net	(9,803)	8,986	3,686	963
Increase in trade payables and other accrued liabilities	8,662	4,785	13,256	9,044
Other adjustments	4,373	289	5,714	2,444
Amortization of intangible assets and deferred stock
compensation	2,353	3,144	4,978	3,144
Acquisition of in-process R&D	-	-	-	23,098

Net cash provided by operating activities	84,902	81,891	181,962	146,565

Cash flow from investing activities:

Cash paid in conjunction with the acquisition of Zone Labs, net	-	-	-	(95,343)
Investment in property and equipment	(1,038)	(966)	(2,180)	(2,327)

Net cash used in investing activities	(1,038)	(966)	(2,180)	(97,670)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	13,355	8,545	20,097	19,797
Purchase of treasury shares	(102,565)	(78,649)	(152,271)	(78,649)

Net cash used in financing activities	(89,210)	(70,104)	(132,174)	(58,852)

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	(5,346)	10,821	47,608	(9,957)

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,630,245	1,581,946	1,577,291	1,602,724

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,624,899	1,592,767	1,624,899	1,592,767

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 19, 2005	CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer